                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              SCHEDULE 13D/A No. 1
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            IMPAX LABORATORIES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    45256B101
                         ------------------------------
                                 (CUSIP NUMBER)

                               Cornel C. Spiegler
                            Impax Laboratories, Inc.
                               3735 Castor Avenue
                             Philadelphia, PA 19124
                                  215-289-2220
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(b), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45256B101           SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

                Chemical Company of Malaysia Berhad
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not Applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Malaysia
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       6,188,151
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       6,188,151
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,188,151 shares of Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.7%** (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO

______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(**) Represents the sum of (i) 2,872,532 shares of Common Stock held of record by CCM, (ii) 3,115,637 shares of Common Stock issuable upon the conversion of 46,700 shares of Series 1-B Convertible Preferred Stock ("Series 1-B Preferred Stock"), and (iii) 200,000 shares of Common Stock issuable upon the conversion of 10,000 shares of Series 2 Convertible Preferred Stock ("Series 2 Preferred Stock").


                                       2
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_______________________________________________________________________________

CUSIP No.  45256B101           SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

                Oh Kim Sun
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
           Not Applicable
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Malaysia
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       16,679
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       6,204,830
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       16,679
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       6,204,830
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,830 shares of Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.7(***) (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN

______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(***)Represents the sum of (i) 2,872,532 shares of Common Stock held of record by CCM, (ii) 3,115,637 shares of Common Stock issuable upon the conversion of 46,700 shares of Series 1-B Preferred Stock, (iii) 200,000 shares of Common Stock issuable upon the conversion of 10,000 shares of Series 2 Preferred Stock, and (iv) an option to purchase 16,679 shares of Common Stock which is immediately exercisable.


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


                        STATEMENT PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 1 to Schedule 13D filed on December 14, 1999, relates to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"). Information in the original Schedule 13D remains in effect except to the extent that is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D. The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that the beneficial ownership of the "Reporting Persons" in the Common Stock has increased from 5,741,154 to 6,188,151 shares of Common Stock.

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This Amendment No. 1 to the previously filed Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 hereto and incorporated herein by reference) by (i) Chemical Company of Malaysia Berhad ("CCM"), and (ii) Oh Kim Sun ("OKS"), (sometimes collectively referred to as the "Reporting Persons").

Item 3.  Source and Amount of Funds or Other Consideration.

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999 (the "Merger").

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:


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         Each outstanding share of Impax Common Stock, Series A Preferred Stock and Series B Preferred Stock was converted into 3.3358 shares of Issuer Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of Issuer Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of Issuer's Series 1-A Preferred Stock.

         On March 23, 2000, CCM entered into the Stock Purchase Agreement (the "CCM Stock Purchase Agreement"), dated as of March 23, 2000, between the Issuer and CCM (attached as Exhibit 9 hereto and incorporated herein by reference) to purchase, for a total purchase price of $1,000,000, 10,000 shares of Series 2 Preferred Stock, $.01 par value per share. Such Series 2 Preferred Stock is convertible into 200,000 shares of Common Stock. CCM purchased the shares of Series 2 Preferred Stock with its working capital.

         On September 6, 2000, CCM entered into a sales agreement (the "Euroc II Sales Agreement") with Euroc II Venture Capital Corp. ("Euroc II") pursuant to which, on October 6, 2000, CCM purchased 2,200 shares of Series 1-B Preferred Stock from Euroc II, which is convertible into 146,775 shares of the Issuer's Common Stock, at a purchase price per common share equivalent of $5.70. CCM purchased the shares of Series 1-B Preferred Stock pursuant to the Euroc II Sales Agreement with its working capital.

         On September 6, 2000, CCM entered into a sales agreement (the "Euroc III Sales Agreement") with Euroc III Venture Capital Corp. ("Euroc III") (the Euroc II Sales Agreement and Euroc III Sales Agreement are herein collectively referred to as the "Sales Agreements") pursuant to which CCM, on October 6, 2000, purchased 4,500 shares of Series 1-B Preferred Stock from Euroc III, which is convertible into 300,222 shares of the Issuer's Common Stock, at a purchase price per common share equivalent of $5.70. However, the sale and purchase pursuant to the Euroc III Sales Agreement was not effectuated until October 6, 2000. CCM purchased the shares of Series 1-B Preferred Stock pursuant to the Euroc III Sales Agreement with its working capital.

Item 4.  Purpose of Transaction.

         (a) The Series 1-B Preferred Stock and Series 2 Preferred Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. CCM may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) None of the Reporting Persons, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

         (d) Pursuant to the Issuer's Certificate of Designations for the Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (attached hereto as Exhibit 4 and incorporated herein by reference), and subject to meeting the Minimum Election Holdings, as hereinafter defined, each Director Holder, as hereinafter defined, or its transferee, as the case may be, is entitled to elect one (1) director of the Issuer, provided however, that in no event is any Director Holder and such Director Holder's transferee or transferees entitled to elect, in the aggregate, more than one (1) director of the Issuer. For purposes of this Item 4(d), the following terms have the meanings hereinafter set forth:

         "Director Holder" means (i) Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P, and any affiliate officer or employee of the same (the "Fleming Holders"), (ii) CCM, (iii) President (BVI) International Investment Holdings Ltd., and (iv) China Development Industrial Bank Inc.

         "Minimum Election Holdings" means at least 40%, on an aggregate basis, of the shares of Series 1 Preferred Stock owned or acquired, as the case may be, by each such Director Holder as of the effective time of the Merger.

         In connection with the Merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which CCM is a signatory (the "Stockholders' Agreement"; see Exhibit 7 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series 1-B Preferred Stock and Series 2 Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series 1-B Preferred Stock and Series 2 Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

         (a) As a result of the Merger, CCM acquired 2,872,532 shares of Common Stock and 40,000 shares of Series 1-B Preferred Stock. The Series 1-B Preferred Stock of Issuer owned by CCM is currently convertible into 2,668,624 shares of Common Stock, subject to certain antidilution provisions. As a result of entering into the Stock Purchase Agreement, CCM acquired 10,000 shares of Series 2 Preferred Stock. The Series 2 Preferred Stock of the Issuer is currently convertible into 200,000 shares of Common Stock, subject to certain antidultion provisions. CCM purchased 2,200 shares of Series 1-B Preferred Stock from Euroc II, which is convertible into 146,775 shares of the Issuer's Common Stock, at a purchase price per common share equivalent of $5.70. CCM purchased 4,500 shares of Series 1-B Preferred Stock from Euroc III, which is convertible into 300,222 shares of the Issuer's Common Stock, at a purchase price per common share equivalent of $5.70. CCM purchased the shares of Series 1-B Preferred Stock and Series 2 Preferred Stock with its working capital. Accordingly, after the Merger, the execution of the Stock Purchase Agreement, and the Sales Agreements, CCM owns 6,188,151 shares of Issuer Common Stock on an as converted basis, (2,872,532) shares of Issuer Common Stock plus the number of shares of Common Stock (3,315,619) issuable upon the conversion of the Series 1-B Preferred Stock and Series 2 Preferred Stock owned by CCM.

         CCM directly and beneficially owns 21.7% of Issuer Common Stock.

         As a result of the merger, Oh Kim Sun directly beneficially owns 16,679 shares of Issuer Common Stock (being an immediately exercisable stock option for such amount). Because of Oh Kim Sun's ownership interest, and his role as Group Executive Director, in CCM, Oh Kim Sun may be deemed to beneficially own the shares of Common Stock and Series 1-B Preferred Stock and Series 2 Preferred Stock owned by CCM.

         As of September 30, 2000, Oh Kim Sun may be deemed to own beneficially 21.7% of Issuer Common Stock.

         (b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with who the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

         (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Each of CCM and Oh Kim Sun acquired their shares of Common Stock and Series 1-B Preferred Stock pursuant to the Merger Agreement.

         Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

         Pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between Global and the Series 1 Stockholders (see
Exhibit 6 hereto, which is incorporated by reference), Global has granted certain "demand" and "piggyback" registration rights to certain holders of Series 1 Preferred Stock, with respect to the shares of Common Stock held by such stockholders.

         The Stockholders' Agreement, (see Exhibit 5 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among Global and the holders of Series 1 Preferred Stock provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any person (the "Buyer"), as a condition to such transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of that Key Senior Executive's shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 3 of the Series 1 Stockholders Agreement.


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

         Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 8 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -  Joint Filing Agreement.

Exhibit 2 -  Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax
             Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 3 -  Certificate of Amendment of Restated Certificate of Incorporation
             of Global Pharmaceuticals, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 4 -  Certificate of Designations of Series 1-A Convertible Preferred
             Stock and Series 1-B Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 5 -  Stockholders' Agreement, dated as of December 14, 1999, among
             Global, Charles Hsiao, Larry Hsu, Barry R. Edwards, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Chemical Company of Malaysia Berhad, President (BVI) International Investment Holdings Ltd., China Development Industrial Bank Inc., Euroc Venture Capital, Tai-I Electric Wire and Multiventure Tech. (the "Series 1 Stockholders") (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on December 27, 1999, under SEC File No. 005-48867).

Exhibit 6 -  Amended and Restated Registration Rights Agreement, dated as of
             December 14, 1999, among Global and the Series 1 Stockholders ") (incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on December 27, 1999, under SEC File No. 005-48867).


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

Exhibit 7 -  Stockholders' Agreement, dated as of December 14, 1999, among
             Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 8 -  Escrow Agreement, dated as of December 14, 1999, among Global, the
             Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 9 -  Stock Purchase Agreement, dated March 23, 2000, by and between
             Impax Laboratories, Inc. and Chemical Company of Malaysia Berhad.

Exhibit 10 - The Certificate of Designations for the Series 2 Convertible
             Preferred Stock filed with the Secretary of State of Delaware on March 23, 2000 (incorporated by reference to Exhibit 3.16 to the Form 10-KSB of Impax Laboratories, Inc. filed on March 30, 2000).

Exhibit 11 - The Registration Rights Agreement, dated as of March 23, 2000, among the Issuer and the purchasers of Series 2 Preferred Stock (the "Purchasers").

Exhibit 12 - Amendment No. 1 to the Stockholders' Agreement, dated as of March
             23, 2000, among the Issuer and certain other stockholders of the Issuer, which amends the Stockholders' Agreement, dated as of December 14, 1999 among the Issuer, the Purchasers and certain other stockholders of the Issuer.

Exhibit 13 - Amendment No. 1 to the Amended and Restated Registration Rights
             Agreement, dated as of March 23, 2000, among the Issuer, each of the Purchasers, and the other stockholders of the Issuer named therein.

Appendix 1 - Address, Organization and Principal Business of Each Reporting
             Person Required by Item 2.

Appendix 2 - Information About Each Reporting Person Required by Item 2.


                                       10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2000                        CHEMICAL COMPANY OF MALAYSIA BERHAD


                                        /s/ Oh Kim Sun, Group Executive Director
                                        ----------------------------------------
                                            Oh Kim Sun, Group Executive Director


                                        /s/ Oh Kim Sun
                                        ----------------------------------------
                                            Oh Kim Sun


                                       11